Exhibit (a)(1)(i)
CASTOR MARITIME INC.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
If you want to retain the Common Share Purchase Warrants issued on April 7, 2021 that you own, you do not need to take any action and may disregard this notice.
This is simply a notification of Castor Maritime Inc.’s offer to purchase such warrants.
April 22, 2024
Dear Warrantholder:
This letter serves to inform you of important dates relating to an offer by Castor Maritime Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”, “Castor”, “we”, “us” or “our”), to purchase all of its 10,330,770 outstanding Common Share Purchase Warrants issued on April 7, 2021 (the “Warrants”) at a price of $0.105 per Warrant, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the enclosed Offer to Purchase dated April 22, 2024 (the “Offer to Purchase”) and Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The 10,330,770 Warrants are exercisable in the aggregate into 103,307 of our common shares, par value $0.001 per share (the “Common Shares”), at an exercise price of $55.30 per Warrant. No fractional Warrants will be purchased. The Offer is not conditioned on the receipt of financing or any minimum number of Warrants being tendered, but is subject to other conditions as set forth in the Offer to Purchase. We have retained Maxim Group LLC to act as the Dealer Manager in connection with the Offer.
If you want to retain the Warrants you own, you do not need to take any action and may disregard this notice. Warrantholders who choose not to tender their Warrants may hold Warrants that, on April 7, 2026, expire.
The purpose of the Offer is to reduce the number of Common Shares that would become outstanding upon the exercise of the Warrants, thereby providing investors and potential investors with greater clarity as to the Company’s capital structure. The Warrants acquired pursuant to the Offer will be retired and cancelled. We anticipate that we will pay for the Warrants tendered in the Offer with available cash and cash equivalents
The tender offer period will begin on April 22, 2024 and expire at 5:00 P.M., Eastern time, on May 20, 2024 (such date and time, as they may be extended at any time or from time to time by us, the “Expiration Date”). You may tender your Warrants until the Offer expires. We may choose to extend the Offer at any time and for any reason, subject to applicable laws. Certain material changes to the terms of the Offer or information concerning the Offer may require us to extend the Offer.
Please note that you may recognize a taxable gain or loss upon the tender of a Warrant. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer.
None of the Company, the members of our Board of Directors or Maxim Group LLC makes any recommendation to you as to whether you should tender or refrain from tendering your Warrants. You must make your own decision as to whether to tender your Warrants and, if so, how many Warrants to tender. We recommend that you read carefully the information in the Offer to Purchase and Letter of Transmittal, including our reasons for making the Offer, before taking any action with respect to the Offer.
Should you wish to tender all or some of your Warrants pursuant to the Offer, please review the enclosed Offer to Purchase and Letter of Transmittal and return to the address set forth on the Letter of Transmittal (which is set forth below for convenience only) prior to the Expiration Date, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy of the Letter of Transmittal) and (ii) any other documents required by the Letter of Transmittal, including, but not limited to, certificates representing the tendered Warrants.
Mail to:	223 Christodoulou Chatzipavlou Street Hawaii Royal Gardens 3036 Limassol Cyprus Attn: Petros Panagiotidis

All warrantholders tendering Warrants pursuant to the Offer should carefully review the Offer to Purchase and related Letter of Transmittal, and follow the delivery instructions therein.
If your Warrants are purchased in the Offer, we will pay you the purchase price in cash, without interest, promptly after the Expiration Date. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. Payments of the purchase price made pursuant to the Offer will be rounded down to the nearest whole cent.
If you have any questions, please refer to the enclosed Offer to Purchase, Letter of Transmittal and the Issuer Tender Offer Statement on Schedule TO that we are filing with the Securities and Exchange Commission, each of which contain important additional information about the Offer. You may also contact us with questions by email at warrants@castormaritime.com, Attention: Petros Panagiotidis or by mail at the address indicated on the back cover of the Offer to Purchase. If you are not the beneficial owner of Warrants, we will reimburse you promptly for reasonable expenses incurred in forwarding this letter and the enclosed documents to such beneficial owners.
Sincerely,

Castor Maritime Inc.